UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

BUCKEYE TECHNOLOGIES INC.

(Name of Subject Company)

BUCKEYE TECHNOLOGIES INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

118255108

(CUSIP Number of Class of Securities)

John B. Crowe

Chairman of the Board of Directors and

Chief Executive Officer

Buckeye Technologies Inc.

P.O. Box 80407

1001 Tillman Street

Memphis, Tennessee 38108-0407

(901) 320-8100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

William J. Tuttle

Derek M. Winokur

Dechert LLP

1900 K Street, N.W.

Washington, D.C. 20006

(202) 261-3300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed with the United States Securities and Exchange Commission (the “SEC”) by Buckeye Technologies Inc., a Delaware corporation ( “Buckeye”), on May 7, 2013. The Schedule 14D-9 relates to the offer by GP Cellulose Group LLC, a Delaware limited liability company (“Purchaser”), and an indirect wholly-owned subsidiary of Georgia-Pacific LLC, a Delaware limited liability company (“Georgia-Pacific”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of Buckeye at a price of $37.50 per share, net to the seller thereof in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2013, and in the related Letter of Transmittal for Shares and Letter of Transmittal for Employee Restricted Shares, copies of which are attached to the Tender Offer Statement on Schedule TO, filed by Purchaser and Georgia-Pacific with the SEC on May 7, 2013.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Schedule 14D-9.

Item 4.	The Solicitation or Recommendation

Item 4 is hereby amended and supplemented as follows:

(1) The disclosure under the subheading entitled “Reasons for Recommendation” beginning on page 20 of the Schedule 14D-9 is amended and restated as follows:

“Reasons for Recommendation

In evaluating the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement, the Board consulted with our management and our legal and financial advisors. In reaching its decision to approve the Merger Agreement and to recommend that the holders of shares of Common Stock accept the Offer and tender their shares to the Purchaser in the Offer and, if required by law, adopt and approve the Merger Agreement and the transactions contemplated thereby, the Board considered a variety of factors, including the following reasons that the Board believed supported its decision:

•

Premium to Market Price. The Board considered the fact that the Offer Price of $37.50 to be received by Buckeye’s stockholders in the Offer and the Merger represents a significant premium over the market prices at which the Common Stock traded prior to the announcement of the execution of the Merger Agreement, including:

•	a 29.2% premium over the closing price per share of Common Stock on April 22, 2013, the last trading day before execution of the Merger Agreement;

•	a 27.3% premium over the average closing price per share of Common Stock for the one-month period ended April 22, 2013; and

•	a 15.0% premium over the 52-week high closing price per share of Common Stock and a 57.8% premium over the 52-week low closing price per share of Common Stock.

•

Valuation Multiple. The Board considered the fact that the per share price of $37.50 represents a valuation of Buckeye at a multiple of 7.9 times Buckeye’s estimated EBITDA for the 2013 fiscal year and 16.5 times Buckeye’s estimated diluted earnings per share for the 2013 fiscal year, each a significant premium over the applicable current multiple.

•

Certainty of Value. The Board considered that the consideration to be received by Buckeye’s stockholders in the Offer and the Merger will consist entirely of cash, which provides liquidity and certainty of value to stockholders.

•

Available Financial and Business Information as well as Management Forecasts. The Board considered the financial performance of Buckeye during the six months ended December 31, 2012, Buckeye’s projected financial results through the 2015 fiscal year and the uncertainties involved in achieving such projections and the intensifying competition facing Buckeye’s specialty fibers business given increased industry capacity, and in light thereof, the Board believed that the Offer Price of $37.50 offered greater certainty of value to Buckeye’s stockholders than continuing to operate on a stand-alone basis.

•

Strategic Alternatives Available to Buckeye and Continuing with Buckeye’s Current Business Plan. The Board believed, after a review of other strategic opportunities reasonably available to Buckeye, including continuing to operate on a stand-alone basis, the possibility of a sale of the nonwovens business and the possibility of growing the business through a significant acquisition while remaining an independent public company, that, in light of the meaningful risks in executing such strategic alternatives and the potential limited financial upside thereof, the Offer and the Merger represent Buckeye’s best reasonably available prospect for maximizing stockholder value.

•

Full and Fair Value. The Board believed that the Offer Price of $37.50 per share of Common Stock represents full and fair value for the shares of Common Stock, taking into account the Board’s familiarity with the business, operations, prospects, business strategy, properties, assets, liabilities and financial condition for the fiscal year ended June 30, 2012, the six months ended December 31, 2012 and projected results for the 2013 to 2015 fiscal years and the relative certainty of the consideration in cash for the Offer as compared to forecasted financial results.

•

Best Price Reasonably Available. The Board believed that the Offer Price of $37.50 per share of Common Stock represents the best price reasonably available for the shares of Common Stock, taking into account that such Offer Price was within or exceeded the range of values implied by each of Barclays’ various financial analyses, and the Board believed that it was unlikely that any other potential buyer would be willing to pay more than $37.50 per share of Common Stock to acquire Buckeye.

•	Terms of the Merger Agreement. For the reasons noted below, the Board believed that the provisions of the Merger Agreement were in the best interests of Buckeye and its stockholders. In particular:

•

Likelihood of Completion. The Board considered the limited conditions to the parties’ obligations to complete the Offer and Merger, including the likelihood of the Offer and the Merger being approved by applicable regulatory authorities, particularly in light of Georgia-Pacific’s divestiture commitments, and the absence of any financing condition.

•

Right to Respond to Competing Offers; Termination Right for Superior Proposal. The Board considered Buckeye’s ability to, subject to the terms and conditions of the Merger Agreement, provide information to and engage in negotiations with a third party who makes an unsolicited acquisition proposal which would reasonably be expected to lead to a superior proposal, and to terminate the Merger Agreement to enter into a superior proposal concurrently with paying the termination fee, thereby allowing the Board to satisfy its fiduciary duties and consider and, if applicable, accept an offer that the Board determines is a superior proposal.

•

Termination Fee. The termination fee of 3.25% of the equity value of the transaction payable to Georgia-Pacific under certain circumstances in connection with a termination of the Merger Agreement, which the Board concluded was reasonable in the context of termination fees payable in comparable transactions and in light of the overall terms of the Merger Agreement and was unlikely to deter other potential buyers from making an offer for Buckeye.

•

Limited Matching Rights. The Board considered the fact that Georgia-Pacific has only one matching right in connection with a superior proposal at a price of 10.0% or more than the Offer Price, thereby encouraging potential buyers to make superior proposals that exceed the Offer Price by such percentage.

•

Change in Recommendation. The Board considered the ability of the Board, subject to the terms and conditions of the Merger Agreement, to change its recommendation supporting the Offer or Merger, in response to a superior proposal or due to certain intervening events, thereby allowing the Board to satisfy its fiduciary duties.

•

Enforcement. The Board considered Buckeye’s ability to seek specific enforcement of Georgia-Pacific’s obligations under the Merger Agreement, thereby ensuring that Buckeye has an appropriate remedy in the event Georgia-Pacific were to decline to comply with its obligations under the Merger Agreement.

•

Structure of the Transaction. The Board considered that the structure of the transaction provided (i) an initial tender offer, which, assuming satisfaction of the conditions, can be completed promptly, reducing the period of uncertainty for stockholders, employees and customers, (ii) that subject to limited exceptions Georgia-Pacific is required to extend the Offer if the conditions to the Offer were not satisfied as of the applicable expiration date, thereby increasing the likelihood of closing of the Offer and the Merger, and (iii) in certain circumstances, permits the use of a one step transaction, thereby providing additional flexibility and certainty in the event of delays in the receipt of certain regulatory approvals.

•

Top-Up Option. The Board considered the “top-up” option granted to Georgia-Pacific (which may be exercised by Georgia-Pacific, on its own accord or at the direction of Buckeye, only once Georgia-Pacific has acquired at least 75.0% of the outstanding shares on a fully diluted basis in the Offer), which would permit Georgia-Pacific to consummate the Merger more quickly following consummation of the Offer as a short-form merger under Delaware law and facilitate expedited payment of the Offer Price to holders of Shares not tendered into the Offer.

•

Business Reputation and Financial Strength of Georgia-Pacific. The Board considered the strong business reputation and substantial financial resources of Georgia-Pacific and focused on the absence of any financing contingency with respect to either the Offer or the Merger.

•

Opinion of Barclays. The Board considered the opinion of Barclays rendered on April 23, 2013 to the Board to the effect that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the consideration of $37.50 per share in cash to be offered to the stockholders of Buckeye in the Offer and the Merger was fair, from a financial point of view, to such stockholders. The full text of Barclays’ opinion is attached hereto as Annex II. For further discussion of Barclays’ opinion, see “—Opinion of Barclays Capital Inc., Financial Advisor to the Board” below.

•

Appraisal Rights. The Board considered the availability of statutory appraisal rights under Delaware law in the Merger for holders of shares of Common Stock who do not tender their shares in the Offer, do not vote such shares in favor of the Merger and who otherwise comply with all the required procedures under Delaware law.

The Board also considered potential risks and uncertainties associated with the Offer and the Merger in connection with its evaluation of the proposed transaction, including:

•

No Stockholder Participation in Buckeye’s Future. If the Offer and the Merger are consummated, holders of Common Stock will receive the Offer Price in cash and will no longer have the opportunity to participate in the increase, if any, in the value of Buckeye.

•

Deal Protection Measures. The Board considered the possibility that the ability of Georgia-Pacific to match competing proposals (except in limited circumstances) and the termination fee payable by Buckeye to Georgia-Pacific in certain circumstances may deter third parties who might be interested in exploring an acquisition of Buckeye, and that Buckeye might be required to pay the termination fee under circumstances in which Buckeye does not engage in another transaction. The Board acknowledged that the provisions in the Merger Agreement related to Georgia-Pacific’s match right and termination fees were insisted upon by Georgia-Pacific as a condition to entering into the Merger Agreement, that Georgia-Pacific’s match right, the amount of the termination fee and the provisions of the Merger Agreement relating to the termination fee and non-solicitation of acquisition proposals were reasonable in light of, among other things, the benefits of the Offer and the Merger to Buckeye’s stockholders and would likely not deter competing bids.

•

Failure to Close. The Board considered the risk that Georgia-Pacific may terminate the Merger Agreement and not complete the Offer in certain limited circumstances, including, subject to certain conditions, if there is a material adverse effect with respect to Buckeye or if Buckeye does not perform certain obligations under the Merger Agreement in all material respects. The Board also considered the potential impact of the public announcement of any termination of the Merger Agreement, including that:

•	the market price of the Common Stock would likely be adversely affected;

•	Buckeye’s directors, officers and other employees would have expended considerable time and effort to attempt to consummate the Offer and the Merger;

•	Buckeye would have incurred significant transaction and opportunity costs attempting to consummate the Offer and the Merger, including, in certain circumstances, payment of the termination fee;

•	Buckeye’s business may be subject to significant disruption;

•	Buckeye’s ability to attract and retain key personnel may be more difficult; and

•	Buckeye’s relationships with customers, suppliers and other business partners may be weakened.

•

Interim Restrictions on Business Pending the Completion of the Offer. The Board considered the restrictions imposed by the Merger Agreement on the conduct of Buckeye’s business prior to completion of the Offer or the Merger.

•

Tax Treatment. The Board considered that the Offer Price to be received by the holders of Common Stock in the Offer and the Merger would be taxable to such holders for U.S. federal income tax purposes.

•	Regulatory Approval. The Board considered the regulatory approvals that may be required to consummate the Offer and the Merger and the prospects and potential timeline for receiving such approvals.

•

Potential Conflicts of Interest. The Board considered that Buckeye’s executive officers and directors may have interests in the transaction that are different from, or in addition to, those of Buckeye’s other stockholders. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements.”

The Board based its ultimate decision on its business judgment that the benefits of the Offer and the Merger to stockholders of Buckeye outweigh the negative considerations.

The foregoing discussion is not intended to be exhaustive but rather includes the material reasons that the Board believed in the aggregate supported its decisions. The Board reached the conclusion to approve the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement in light of the various reasons described above and other factors that the individual members of the Board believed were appropriate. In view of the wide variety of factors considered by the Board in connection with its evaluation of the Merger Agreement and the complexity of those factors, the Board did not attempt to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision and the Board made its recommendation based on the totality of information available to it. In considering the reasons above, the individual directors may have given different weight to different reasons.”

Item 8.	Additional Information

Item 8 is hereby amended and supplemented as follows:

(1) The first table under the subheading “Certain Projections” on page 38 of the Schedule 14D-9 is amended and restated as follows:

($ in millions)	Fiscal Year Ending June 30,
	2013	2014	2015
Sales	$810.0	$858.4	$899.5
Gross Profit	190.2	223.1	242.2
Operating Income	124.5	171.0	189.1

Plus Asset Impairment Loss	3.6	—	—
Plus Restructuring Costs	9.7	—	—
Adj. EBIT(1)	137.8	171.0	189.1

Plus Depreciation and Amortization	49.8	54.2	56.3
Plus Loss on Disposal of Fixed Assets	2.2	1.2	1.2
Adj. EBITDA(2)	$189.8	$226.4	$246.6

Net Income	$90.3	$112.8	$124.8

Plus Asset Impairment Loss	3.6	—	—
Plus Restructuring Charges	9.3	—	—
Less Gain on Assets Held for Sale	(7.6)	—	—
Less Income from Fuel Tax Credits	(5.4)	—	—
Adj. Net Income(3)	90.2	112.8	124.8

Net Cash Provided by Operating Activities	$151.5	$198.6	$190.8
Less Purchases of Property, Plant and Equipment	(118.6)	(82.0)	(75.2)
Plus Proceeds from Sale of Assets Held for Sale	20.2	—	—
Free Cash Flow(4)	$53.1	$116.6	$115.6

(1)	Earnings before interest and taxes (adjusted for non-recurring charges).
(2)	Earnings before interest, taxes, depreciation and amortization (adjusted for non-recurring charges).
(3)	Net income adjusted for fuel tax credits and other non-recurring charges.
(4)	Net cash provided by operating activities less net cash used in investing activities (excluding purchases of short-term investments).

(2) The second table under the subheading “Certain Projections” on page 38 of the Schedule 14D-9 is amended and restated as follows:

($ in millions)	Fiscal Year Ending June 30,
	2016	2017	2018
Sales	$927	$950	$968
Gross Profit	265	284	298
Operating Income	211	228	241

Plus Asset Impairment Loss	—	—	—
Plus Restructuring Costs	—	—	—
Adj. EBIT(1)	211	228	241

Plus Depreciation and Amortization	56	56	56
Plus Loss on Disposal of Fixed Assets	—	—	—
Adj. EBITDA(2)	$267	$284	$297

Net Cash Provided by Operating Activities	$190	$201	$210

Less Purchases of Property, Plant and Equipment	(62)	(78)	(81)
Plus Proceeds from Sale of Assets Held for Sale	—	—	—
Unlevered Free Cash Flow(3)	$128	$123	$129

(1)	Earnings before interest and taxes (adjusted for non-recurring charges).
(2)	Earnings before interest, taxes, depreciation and amortization (adjusted for non-recurring charges).
(3)	Adjusted EBIT less taxes on Adjusted EBIT plus depreciation and amortization less net capital expenditures less change in net working capital.

(3) The paragraph under the subheading entitled “Litigation” on page 39 of the Schedule 14D-9 is amended by adding the following sentence at the end of the paragraph:

“On May 21, 2013, a telephonic hearing was held in In re Buckeye Technologies, Inc. Shareholders Litigation, Consolidated Case No. 8519-CS, on the plaintiffs’ motion to expedite proceedings and to set a hearing for preliminary injunction. The Delaware Chancery Court ruled that the plaintiffs had failed to set forth a colorable basis for expedited proceedings and denied the plaintiffs’ motion.”

(4) The final sentence under the subheading entitled “Forward-Looking Statements” on page 40 of the Schedule 14D-9 is amended and restated as follows:

“The forward-looking statements contained in this Schedule 14D-9 are made as of the date hereof, and we do not undertake any obligation to update any forward-looking statements, whether as a result of future events, new information or otherwise, except as required by applicable law, including the requirements of Rule 14d-9(c) under the Exchange Act and Schedule 14D-9.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule 14D-9 is true, complete and correct.

BUCKEYE TECHNOLOGIES INC.

By:	/s/ Sheila Jordan Cunningham
Name:	Sheila Jordan Cunningham
Title:	Senior Vice President, General Counsel and Secretary

Date: May 22, 2013